
February 16, 2024

Rachel Goldman
Chief Executive Officer
Paramount Gold Nevada Corp.
665 Anderson Street
Winnemucca, NV 89445

> **Re: Paramount Gold Nevada Corp.**
> **Amendment No. 1 to Form S-3**
> **Filed February 6, 2024**
> **File No. 333-275376**

Dear Rachel Goldman:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 29, 2023 letter.

Amendment No. 1 to Form S-3

Cover Page

1.   We note your response to prior comment 1 and reissue the comment. Because you plan to issue and sell shares under the Controlled Equity Offering Sales Agreement with Cantor Fitzgerald and Canaccord Genuity as part of this registration statement, please revise to include a separate prospectus for such at the market offering and make corresponding revisions to the fee table and legality opinion.

Please contact Timothy S. Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James T. Seery, Esq., of Duane Morris LLP